UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10088
FINAL REPORT

REPORT PERIOD
April 1, 2004 to June 30, 2004

In the matter of:
AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated December 18, 2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

The authority granted in this File has been replaced and superceded by authority granted in an Order in File No. 70-10166 (HCAR No. 35-27872) dated July 1, 2004. Reports on financing activity will be made in File No. 70-10166 beginning with transactions occurring in the third quarter of 2004. Attached as Appencix A to this report is a "past tense" opinion of counsel as to the transactions authorized by the Order in this File.

This Certificate of Notification reports transactions for the quarter ended June 30, 2004.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27623
FILE NO. 70-10088
FOR THE QUARTER ENDED JUNE 30, 2004

Contents

Item	Description
1	The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company, AEP Texas North Company, Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

2	For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

3	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the utility subsidiaries during the quarter.

4	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

5	The name, parent company and the amount invested in any financing entity during the quarter.

6	Capitalization chart for AEP and each of the utility subsidiaries as of June 30, 2004.

7	For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

8	Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

9	The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

10	Signature page.

11	Appendix A.

Item 1

The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company, AEP Texas North Company, Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

AEP Texas Central Company

  Borrowing Limit - $1.4 billion
  Long-term Debt Issued - None

AEP Texas North Company

  Borrowing Limit - $500 million
  Long-term Debt Issued - None

Southwestern Electric Power Company

  Borrowing Limit - $350 million
  Long-term Debt Issued - April 1, 2004 - $41 million of variable rate, Trust Preferred Securities, due 2011

Wheeling Power Company

  Borrowing Limit - $40 million
  Long-term Debt Issued - None

Item 2

For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

Guarantor	Beneficiary	Amount of Guarantee (in thousands)	Type of Guarantee
AEP	BLC Leasing, Inc.	$48,085	Payment

AEP	Drax Power Limited	11,765	Payment

AEP	Glencore International AG	10,000	Payment

AEP	Kock Carbon LLC	2,000	Payment

AEP	Meadow Valley Co Inc.	118	Payment

AEP	RWE Trading GmbH	19,910	Payment

AEP	R Lee Smith	21	Payment

AEP	UK Coal Mining Limited	5,430	Payment

AEP	Union Central Life Insurance Company	63	Payment

Item 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. or any of the utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended June 30, 2004
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$786,754	$516,540	$553,714	1.4163%
Bank Credit Facility	-	-	-	-%

Total External Short-term Borrowings	$786,754	$516,540	$553,714	1.4163%

Item 4

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

AEP Legal Entity	Date Entered	Date Settled	Maturity Date	Counterparty	Debt Amount (in millions)	Rate Given to Counter- party	Rate Received by AEP

AEP	4/14/04	4/14/04	5/15/06	Royal Bank of Scotland	$75	6.125%	6-month LIBOR plus 296.35 bps

AEP	4/14/04	4/14/04	5/15/06	West LB	75	6.125%	6-month LIBOR plus 296.35 bps

AEP	4/21/04	4/21/04	5/15/06	Lehman Brothers	75	6.125%	6-month LIBOR plus 282.5 bps

AEP	4/21/04	4/21/04	5/15/06	Key Bank	75	6.125%	6-month LIBOR plus 284 bps

AEP	6/8/04	6/8/04	5/15/06	Morgan Stanley	100	6.125%	6-month LIBOR plus 229 bps

Appalachian Power Company	4/30/04	4/30/04	5/15/08	JP Morgan	50	3.6%	6-month LIBOR less 4.05 bps

Appalachian Power Company	5/4/04	10/15/04	5/4/14	UBS	115	Market- Based (Forward Starting Swap)	5.249%

Appalachian Power Company	4/30/04	6/15/05	4/30/09	JP Morgan	60	Market- Based (Forward Starting Swap)	4.987%

Item 4 (CONTINUED)

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

AEP Legal Entity	Date Entered	Date Settled	Maturity Date	Counterparty	Debt Amount (in millions)	Rate Given	Rate Received

Appalachian Power Company	6/28/04	6/15/05	6/28/14	ABN Amro	60	Market- Based (Forward Starting Swap)	5.59%

Indiana Michigan Power Company	5/4/04	8/16/04	5/4/14	JP Morgan	100	Market- Based (Forward Starting Swap)	5.164%

Indiana Michigan Power Company	5/4/04	8/16/04	5/4/14	ABN Amro	75	Market- Based (Forward Starting Swap)	5.164%

Indiana Michigan Power Company	4/30/04	4/30/04	12/15/06	ABN Amro	30	6.125%	6-month LIBOR plus 3.0825%

Kentucky Power Company	5/8/04	5/8/04	7/1/07	RBS	50	5.5%	6-month LIBOR plus 1.7545%

Item 5

The name, parent company and the amount invested in any financing entity during the quarter.

  None

Item 6

Capitalization chart for AEP and each of the utility subsidiaries as of June 30, 2004.

CAPITALIZATION STRUCTURE
(as of June 30, 2004)
($s in thousands)

	Common Equity		Preferred Stock *		Long-term Debt		Short-term Debt **		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American
Electric Power
Company, Inc.	$8,083,000	36.4	$133,000	0.6	$13,398,000	60.3	$596,000	2.7	$22,210,000	100.0

AEP
Generating
Company	46,685	34.8	-	0.0	44,815	33.4	42,758	31.8	134,258	100.0

AEP Texas
Central Company	1,178,111	33.5	5,940	0.2	2,256,823	64.2	72,341	2.1	3,513,215	100.0

AEP Texas North
Company	253,906	43.1	2,357	0.4	332,775	56.5	-	0.0	589,038	100.0

Appalachian
Power Company	1,369,287	41.2	23,144	0.7	1,779,928	53.5	151,558	4.6	3,323,917	100.0

Columbus
Southern Power
Company	908,858	50.5	-	0.0	887,204	49.2	5,959	0.3	1,802,021	100.0

Indiana
Michigan Power
Company	1,085,645	43.9	69,546	2.8	1,285,993	52.0	31,965	1.3	2,473,149	100.0

Kentucky Power
Company	319,355	38.6	-	0.0	507,841	61.4	-	0.0	827,196	100.0

Kingsport Power
Company	25,487	53.9	-	0.0	20,000	42.4	1,729	3.7	47,216	100.0

Ohio Power
Company	1,461,307	41.2	21,644	0.6	2,044,337	57.6	21,539	0.6	3,548,827	100.0

Public Service
Company of
Oklahoma	463,266	42.4	5,262	0.5	547,018	50.2	75,034	6.9	1,090,580	100.0

Item 6 (CONTINUED)

Capitalization chart for AEP and each of the utility subsidiaries as of June 30, 2004.

CAPITALIZATION STRUCTURE
(as of June 30, 2004)
($s in thousands)

	Common Equity		Preferred Stock *		Long-term Debt		Short-term Debt **		Total Capitalization

Company	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Southwestern
Electric Power
Company	721,961	47.2	4,700	0.3	773,730	50.7	26,918	1.8	1,527,309	100.0

Wheeling Power
Company	36,268	59.2	-	0.0	25,000	40.8	-	0.0	61,268	100.0

*Preferred stock of American Electric Power Company, Inc. includes Cumulative Preferred Stocks of Subsidiaries Subject to Mandatory Redemption ($72 million) and Cumulative Preferred Stocks of Subsidiaries not Subject to Mandatory Redemption ($61 million).

** Short-term Debt includes both Short-term Debt and Advances from Affiliates.

Item 7

For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended June 30, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition, LLC	$2	$-
AEP C&I Company, LLC	6,580	-
AEP Coal Company	76,726	-
AEP Communications, Inc.	-	1,206
AEP Communications, LLC	65,819	-
AEP Delaware Investment Company	1	-
AEP Desert Sky LP, LLC	19,952	-
AEP Elmwood, LLC	-	17,087
AEP EmTech, LLC	11,707	-
AEP Energy Services, Inc.	248,338	8,882
AEP Energy Services, Ltd	351,522	-
AEP Energy Services Gas Holding Company	-	29,786
AEP Fiber Venture, LLC	28,207	-
AEP Gas Marketing LP	-	71,674
AEP Gas Power GP, LLC	19,360	-
AEP Holdings I CV	-	33
AEP Investments, Inc.	7,905	-
AEP MEMCo, LLC	-	62,959
AEP ProServ, Inc.	-	21,668
AEP Resources, Inc.	377,592	-
AEP T&D Services, LLC	396	-
AEP Texas C&I Retail, GP, LLC	249	-
AEP Texas C&I Retail, LP	-	13,975
AEP Texas POLR, LLC	-	2,182
C3 Networks GP, LLC	751	-
C3 Communications, Inc.	48,479	-
CSW Development I, Inc.	-	12,122
CSW Energy, Inc.	90,771	-
CSW Energy Services, Inc. (ESI)	28,879	-
CSW International, Inc.	43,101	-
CSWE/Fort Lupton, Inc.	-	10,312
Dolet Hills Lignite Company, LLC	3,849	3,175
Houston Pipeline Company, LP	-	166,771
Jefferson Island Storage & Hub, LLC	-	7,156
LIG Chemical Company	26,254	-
LIG Liquids, LLC	5,806	-
LIG Pipeline Company	54	-
LIG, Inc.	35	-
Louisiana Intrastate Gas Company, LLC	293	29,497
MidTexas Pipeline Company	-	156
Mutual Energy SWEPCo, LP	2,640	-
Mutual Energy, LLC	-	7,009
Newgulf Power Venture	10	-
POLR Power, LP	10,168	-

Item 7 (CONTINUED)

For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended June 30, 2004
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
REP General Partner, LLC	$-	$3,150
Rep Holdco, Inc.	-	33,510
Tuscaloosa Pipeline Company	-	368
United Sciences Technology	173	2,752
Ventures Lease Co., LLC	3,348	7,042

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.4163%	91
Weighted Average Interest Rate for Invested Funds	0.0000%	0

Item 7 (CONTINUED)

For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended June 30, 2004
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$56,525	$-
AEP Service Corporation	123,325	7,806
AEP System Pool	76,705	95,356
AEP Texas Central Company	109,696	77,432
AEP Texas North Company	3,986	64,102
Appalachian Power Company	194,383	-
Blackhawk Coal Company	-	16,484
Cedar Coal Company	-	11,801
Central Appalachian Coal Company	-	1,857
Central Coal Company	-	490
Colomet Inc.	-	1,691
Columbus Southern Power Company	33,378	27,598
Conesville Coal Prep Company	-	2,402
Franklin Real Estate Company	149	35
Indiana & Michigan Power Company	97,438	-
Indiana Franklin Realty	21	17
Kentucky Power Company	12,140	14,269
Kingsport Power Company	4,201	1,562
Ohio Power Company	-	211,094
Public Service Company of Oklahoma	145,619	-
Simco Inc.	-	398
Southern Appalachian Coal Company	-	8,579
Southwestern Electric Power Company	71,252	-
Wheeling Power Company	-	14,261

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.4426%	78
Weighted Average Interest Rate for Invested Funds	0.9343%	13

Item 8

Listing of Form U-6B-2 statements filed during the quarter with the Securities and Exchange Commission, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	April 7, 2004

Item 9

The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

Dividend Paid by	Date Paid	Amount		Paid To
AEP Energy Services Investments, Inc.	April 1, 2004	69,118,546	*	AEP Energy Services Gas Holding Company II, LLC

HPL Holdings, Inc.	June 25, 2004	12,500,000		AEP Energy Services Gas Holding Company II, LLC

* Amount represents proceeds from the April 2004 sale of Louisiana Intrastate Gas Pipeline Company.

Item 10

Signature Page

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission’s order dated December 18, 2002, permitting said Application-Declaration to become effective.

DATED: August 27, 2004

BY: AMERICAN ELECTRIC POWER COMPANY, INC. for itself and its subsidiaries

BY: /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer

Item 11

Appendix A

August 27, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: American Electric Power Company, Inc.
Application-Declaration on Form U-1
File No. 70-10088

Dear Sirs:

I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. ("AEP") and have acted as counsel for American Electric Power Company, Inc. and its subsidiaries (the "Subsidiaries") in connection with the various financing and related transactions (the "Transactions") authorized in the Order of the Commission in this file through June 30, 2004.

In connection with the transactions proposed and described in the Application or Declaration on Form U-1 filed with this Commission in the captioned proceeding, and the Certificate of Notification to which this Opinion is attached, I have examined, among other things, the Application or Declaration on Form U-1, as amended.

Based upon such investigation as I have deemed necessary, it is my opinion that:

(a) All state laws applicable to the proposed transactions have been complied with;
(b) The securities issued by American Electric Power Company, Inc. ("Issuer") and its subsidiaries are valid and binding obligations of each Issuer in accordance with their terms; subject, however, to the qualification that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights in general and by general principles of equity; and
(c) The consummation of the proposed transactions has not violated the legal rights of the holders of any securities issued by
     Issuer or any associate company thereof.

The opinions expressed above in respect of the Proposed Transactions described in the Application are subject to the following assumptions or conditions:

(a) The Transactions have been duly authorized and approved to the extent required by state law by the Boards of Directors of AEP and the Subsidiaries.
(b) The Securities and Exchange Commission has duly entered an appropriate order or orders granting and permitting the Application to become effective.
(c) The Transactions have been consummated in accordance with any required approvals, authorizations, consents, certificates and orders of any state commission or regulatory authority and all such required approvals, authorizations, consents, certificates and orders shall have been obtained and remain in effect.

I hereby consent to the filing of this "past tense" opinion as an exhibit to the above-mentioned Certificate of Notification.

Very truly yours,

/s/ Ann B. Graf

Ann. B. Graf
Counsel to American Electric Power Company, Inc. and its Subsidiaries